82-4578



centrica

taking care of the essentials

21 June, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sir / Madam

Centrica plc
Repurchase of Shares 13th, 14th, 15th and 16th June 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

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RECEIVED
JUN 2 3 2005
192
WASH, D.C.
SECTION

Company	*Centrica PLC*
TIDM	CNA
Headline	Transaction in Own Shares
Released	09:36 13-Jun-05

An announcement was released on RNS at 16.50 on 10 June 2005 under reference 4497N, the number of shares purchased for cancellation by the company was incorrectly stated as 1,000,000 shares. The correct number of shares purchased for cancellation was 3,000,000 shares and the corrected announcement is reproduced below.

Centrica plc

Repurchase of shares

Centrica plc announces that on 10 June 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 222.9628 p per share from JPMorgan Cazenove Limited.

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

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Regulatory Announcement

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Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:01 14-Jun-05


SEC MAIL
PROCESSING
RECEIVED
2005
WASH. D.C.
192
SECTION

RNS Number:5701N
Centrica PLC
14 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 14 June 2005 it purchased for cancellation
3,000,000 of its ordinary shares at a price of 223.5800p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

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Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:07 15-Jun-05

RNS Number:6274N
Centrica PLC
15 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 15 June 2005 it purchased for cancellation
4,000,000 of its ordinary shares at a price of 220.2191p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:15 16-Jun-05


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
192
SECTION

RNS Number:6908N
Centrica PLC
16 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 16 June 2005 it purchased for cancellation
1,600,000 of its ordinary shares at a price of 222.2615p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END